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                            August 25, 2022

       Jonathan Baliff
       Chief Financial Officer
       Redwire Corporation
       8226 Philips Highway, Suite 101
       Jacksonville, Florida 32256

                                                        Re: Redwire Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 11,
2022
                                                            Form 8-K
                                                            Furnished August
10, 2022
                                                            File No. 001-39733

       Dear Mr. Baliff:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Supplemental Non-GAAP Information, page 50

   1. We note that you present a Pro Forma Adjusted EBITDA measure which appears to represent the
incremental results of a full period of operations assuming the entities acquired during the
periods presented were acquired from January 1 of the year in which they occurred. Please
explain to us how you calculated or determine the pro forma
                                                        impact, specifically
whether you considered pro forma adjustments made in accordance with Article 11 of
Regulation S-X in your amounts.
 Jonathan Baliff
Redwire Corporation
August 25, 2022
Page 2
Form 8-K furnished on August 10, 2022

Exhibit 99.1 Earnings Release, page 7

2. We note that your disclosure of Free Cash Flow presented in your earnings release is calculated as Adjusted EBITDA less capital expenditures and changes in net working capital. Please note that free cash flow is typically calculated as cash flows from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures. In light of the significant differences between your free cash flow measure and that calculated as the typical free cash flow measure, please explain to us why you believe your measure is appropriately presented under Item 10(e) of Regulation S-K. In this regard, this measure should be reconciled to the most comparable GAAP measure, which appears to be cash flows from operating activities as presented in the statement of
         cash flows and should not be titled    free cash flow,    as the
measure differs significantly
         from the typical free cash flow definition. See Question 102.06 and
102.07 of the Staff   s
         Compliance & Disclosure Interpretation on Non-GAAP Financial Measures, updated
         April 4, 2018. Also, please clearly explain to us how management uses this measure and why you believe it is useful to investors.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Beverly Singleton at (202) 551-3328 or Claire Erlanger at
(202) 551-
3301 with any questions.



FirstName LastNameJonathan Baliff                             Sincerely,
Comapany NameRedwire Corporation
                                                              Division of
Corporation Finance
August 25, 2022 Page 2                                        Office of
Manufacturing
FirstName LastName